Exhibit 99.1

Annual Information Form

For the year ended March 31, 2007

Issued June 26, 2007

1.0    PRELIMINARY INFORMATION

3

    1.1   Financial Statements

3

    1.2   Currency

3

    1.3   Disclosure Regarding Forward-Looking Statements

3

    1.4   National Instrument 43-101 – Standards of Disclosure for Mineral Projects

3

    1.5   Cautionary Note to United States (“U.S.”) Investors

4

2.0   CORPORATE STRUCTURE

4

3.0   BUSINESS OF THE CORPORATION

5

    3.1   Three Year History

5

    3.2   Corporate Reorganization

6

    3.3   Risk Factors and Governmental Regulation

6

    3.4   Exploration and Mining Standards

8

4.0    DESCRIPTION OF MINERAL PROPERTIES

8

    4.1   Ixhuatán Project, Mexico

8

    4.2   Ixhuatán Project – Individual Zones

12

    i)   Campamento

12

    ii)   Cerro la Mina

13

    iii)   Caracol

15

    iv)   Laguna Grande

16

    v)   Laguna Chica

17

5.0    DIVIDENDS

18

6.0    CAPITAL STRUCTURE

18

    6.1   Common Shares

18

    6.2   Preferred Shares

18

7.0    MARKET FOR SECURITIES

18

8.0    DIRECTORS AND OFFICERS

19

9.0    TRANSFER AGENT AND REGISTRAR

21

10.0 AUDIT COMMITTEE AND RELATED INFORMATION

21

11.0 ADDITIONAL INFORMATION

22

Linear Gold Corp

Annual Information Form

1.0

PRELIMINARY INFORMATION

In this Annual Information Form (the “AIF”), Linear Gold Corp., together with its subsidiaries, as the context requires, is referred to as “Linear” or the "Company". All information contained herein is as at June 26, 2007 unless otherwise stated.

1.1

 Financial Statements

This AIF should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended March 31, 2007. The financial statements and management's discussion and analysis are available at www.lineargoldcorp.com and under the Company's profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with Canadian generally accepted accounting principals.

1.2

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

1.3

Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this AIF (and the other disclosure documentation of Linear such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Business of the Company – Risk Factors and Governmental Regulation” herein and include unanticipated and/or unusual events. Most of such factors are beyond Linear’s ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Linear disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

1.4

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) issued by the Canadian Securities Administrators (the “CSA”) requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A “qualified person” for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a specified professional association.

Linear Gold Corp

Annual Information Form

1.5

Cautionary Note to United States (“U.S.”) Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  We advise U.S. investors that while such a term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

2.0

CORPORATE STRUCTURE

Linear Gold Corp. was formed on January 31, 1989 as H.L. International Inc. by Certificate of Amalgamation pursuant to the provisions of the Business Corporations Act (Alberta) by the amalgamation of H.L. International Inc. and Nik Capital Corporation. By articles of amendment dated May 3, 1989, the issued and outstanding common shares of the Corporation were consolidated on the basis of three old shares for one new share.  By articles of amendment dated February 13, 1996, the Corporation changed its name to Maple Mark International Inc.  The Corporation consolidated the outstanding common shares on the basis of ten old shares for one new share and changed its name to Linear Resources Inc. pursuant to articles of amendment dated October 6, 1999.  The Company changed its name to Linear Gold Corp. pursuant to articles of amendment dated November 24, 2003 and the Company was continued under the Canada Business Corporations Act on November 10, 2004.

The following chart describes the intercorporate relationships amongst Linear and its material subsidiaries as of March 31, 2007 including the percentage of voting securities of the subsidiary owned by Linear and the jurisdiction of the subsidiary:

Linear Gold Corp

Annual Information Form

Linear’s head and registered office is located at Suite 501, 2000 Barrington Street, Halifax, Nova Scotia, B3J 3K1 (telephone: (902) 422-1421; fax: (902) 491-4281; Email: info@lineargoldcorp.com; website: www.lineargoldcorp.com).

3.0

BUSINESS OF THE CORPORATION

Linear is a mineral exploration company listed on the Toronto Stock Exchange.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company’s primary area of focus is Mexico where the Company owns a 100% interest in seven properties, through its subsidiary Linear Gold Mexico, S.A. de C.V (“Linear Gold Mexico”), including the Ixhuatán Project which is the Company’s flagship property and primary asset.  The Company’s six other 100% owned Mexican properties are relatively early stage exploration projects located in southern Mexico. The Company also retains a 20% interest in the Cobre Grande property purchase option which Linear Metals Corporation (“Linear Metals”) can purchase for US$1.2 million at any time before December 31, 2008 (see Section 3.2 – Corporate Reorganization).

In the Dominican Republic, the Company owns 100% interests in two properties and a 50% interest in a third property, through its subsidiary Linear Gold Caribe, S.A.. Subsequent to year-end, the Company granted options to Everton Resources Inc. (“Everton”) to earn up to a 65% interest in each of the Dominican Republic properties, with Everton becoming operator of the properties during the term of the options.

3.1

Three Year History

Following the discovery of the Campamento Gold Deposit in 2004, the Company’s primary focus has been the systematic exploration and advancement of the Company’s 100%-owned Ixhuatán Property located in Chiapas, Mexico.  The Ixhuatán Property covers over 98,000 hectares and is host to the Campamento Gold Deposit for which the Company completed a 43-101 compliant independent resource estimate in June 2006.

Drilling at the Ixhuatán Property has continued without interruption since Linear initiated drilling in January 2004, following the acquisition of a portfolio of properties in Mexico and the Dominican Republic in October 2003 that included the Ixhuatán Property.   As of March 31, 2007, Linear had completed approximately 43,000 metres of drilling in 198 drill holes on the 98,044 hectare Ixhuatán Property and has invested a total of $22.3 million in resource property expenditures at the Property.

The past three years have been a period of significant growth and development for the Company.  Throughout this period, the Company has expanded the depth of its corporate resources and infrastructure to support the advancement of the Ixhuatán Project and the continuing development of the Company.

The Company began trading on the Toronto Stock Exchange in September 2004 and has since raised a total of $50.0 million through the completion of $25.0 million private placement financings in February 2005 and March 2007.  The proceeds from these financings have been used primarily to advance the Ixhuatán Project and fund the Company’s operating costs.  As of March 31, 2007 the Company’s cash balance was $30.4 million.

During this period of focus on the Ixhuaátn Project, the Company strategically chose to advance its non-Mexican properties through a number of joint ventures including significant option agreements on the Ampliacion Pueblo Viejo property in the Dominican Republic and the KM61 property in Canada.  The option holders funded the majority of expenditures on these properties during the period and subsequently terminated their options (the KM61 option agreement was terminated after the property was transferred to Linear Metals). As of March 31, 2007, the Company’s Loma El Mate project, located in the Dominican Republic, was the only project subject to a joint venture with Everton Resources Inc. (“Everton”) holding a 50% interest.  During April 2007, the Company granted Everton options to earn an up to a 65% interest in each of the Company’s three Dominican Republic properties, with Everton becoming operator of the properties during the term of the options, subject to the following series of cash payments, expenditure commitments and issuance of Everton Shares:

Linear Gold Corp

Annual Information Form

Property Option	To Earn a 50% Interest(1)	To increase to a 65% Interest
Ampliacion Pueblo Viejo	Cash payments - US$700,000 Expenditures – US$2,500,000 Everton Shares – 1,200,000	Cash payments - US$2,000,000 Expenditures – All expenditures to the completion of a bankable feasibility study Everton Shares – 1,000,000
Loma El Mate(2)	n/a	Expenditures – All expenditures to the completion of a bankable feasibility study
Loma Hueca	Cash payments - US$100,000 Property Expenditures – US$600,000 Everton Shares – 200,000	Cash payments - US$250,000 Expenditures – All expenditures to the completion of a bankable feasibility study Everton Shares – 300,000

Notes

1. The obligations to earn a 50% interest are over a three year period.

2. Everton holds a 50% interest in the Loma El Mate concession as of the date of the Option agreement.

As described in Section 3.2 of this AIF, during Fiscal 2007, the Company completed a Corporate Reorganization involving the transfer of the Seymour Lake and KM61 properties in Canada and the Cobre Grande, La Morena and Tierra Blanca properties in Mexico to Linear Metals and its subsidiary Linear Metals Mexico and the distribution of Linear Metals to the Company’s shareholders of record as of June 26, 2006.

3.2

Corporate Reorganization

During Fiscal 2007, the Company completed the reorganization and distribution of Linear Metals Corporation (“Linear Metals”), a 100%-owned subsidiary of the Company, as a dividend-in-kind to the Company’s shareholders of record as of June 26, 2006.  In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metals Corp. Mexico, S.A. de C.V. (“Linear Metals Mexico”), a wholly owned subsidiary of Linear Metals and the Seymour Lake and KM61 properties, located in Canada, were transferred to Linear Metals.  The Company’s 100% interest in Linear Metals was distributed to the Company’s shareholders of record on June 26, 2006 on the basis of eight units of Linear Metals for each ten shares of the Company.  Each unit of Linear Metals will consist of one common share and one-tenth warrant, with each full warrant entitling the holder to purchase one share of Linear Metals at $0.12 per share.

The reorganization effectively resulted in two stand-alone entities with initially identical shareholder bases – one company focused on gold and the other primarily on copper-silver.  Linear Metals has elected a separate Board of Directors consisting of four individuals, two of whom are independent of Linear Gold.   Management of Linear Gold continues to serve as officers of Linear Metals pursuant to a Management Services Agreement between the companies.

3.3

Risk Factors and Governmental Regulation

Linear’s financial success will be dependent upon the extent to which it can discover mineralization on its existing properties and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The emphasis of Linear’s resources over the past four years has been on the exploration of mineral properties in Mexico, which are more particularly described under “Description of Mineral Properties”.

Linear’s properties are in the early stages of exploration. Any development of these properties will only follow upon obtaining satisfactory exploration results and the scrutiny of technical and feasibility reports. The exploration for and development of mineral properties includes significant financial risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to construct mining and processing facilities at the site, to develop metallurgical processes and facilities and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Linear Gold Corp

Annual Information Form

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Linear not receiving an adequate return on invested capital. In addition, assuming the discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phase of drilling until commercial operations are commenced.

Linear’s revenues, if any, are expected to be in large part derived from the mining and sale of gold, copper, and silver or interests related thereto. The market price of gold, copper, and silver will be affected by a number of factors beyond the control of Linear including market fluctuations, technology, infrastructure, government regulations and environmental protection. The price of commodities such as gold, copper and silver have fluctuated widely, particularly in recent years, and is affected by numerous factors beyond Linear’s control including international economic and political trends, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining, production and extraction methods. The effect of these factors on the price of gold, copper and silver and therefore the economic viability of Linear’s properties cannot be predicted.

Linear’s properties are currently under exploration and, as a result, Linear has no material source of funding other than its existing working capital or through the sale of additional shares in the Company. Linear has limited financial resources beyond its existing working capital, and there is no assurance that additional funding will be available to allow Linear to explore its existing exploration properties and/or acquire new properties. Failure to obtain additional funding could result in delay or indefinite postponement of further exploration and the possible partial or total loss of Linear’s interest in certain properties.

The mining industry is intensely competitive in all of its phases, and Linear competes with many companies possessing greater financial resources and technical facilities than the Company. Competition in the mining business could adversely affect Linear’s ability to acquire suitable properties or prospects for mineral exploration in the future on terms it considers acceptable.

The mineral industry is subject to, among other things: 1) government regulations with respect to such matters as environmental protection, health, safety and labour; 2) mining law reform; 3) aboriginal land claims; and 4) expropriation of property in various jurisdictions. Environmental legislation in particular is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments for proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in these matters, if any, will not adversely affect Linear’s operations.

The Company undertakes exploration programs in countries other than Canada and is subject to currency fluctuations in those countries which may materially affect the financial position and results of the Company. The Company is subject to risks associated with the fluctuation of the rate of exchange of the Canadian dollar and the foreign currencies in which it operates and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Linear Gold Corp

Annual Information Form

3.4

Exploration and Mining Standards

The Company conducts exploration activities with high standards under “Exploration Best Practices Guidelines” established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects and Companion Policy 43-101CP.

The Company’s exploration programs are planned and managed by “Qualified Persons” who ensure that QA/QC practices are consistent with National Instrument 43-101 and industry standards.

On all projects, diamond drill core that is chosen to be sampled by a Qualified Person is sawn and half and the core is analyzed at an independent, registered commercial assay laboratory. The core is analyzed for gold by standard fire assay with atomic absorption or gravimetric finish and analyzed for other metals by aqua regia digestion with ICP finish.   Routine checks samples are analyzed at a second laboratory and a representative sample of the drill core is retained for future reference.

David Rowe, a Certified Professional Geologist, is the qualified person responsible for the preparation of technical information included in this report.

4.0

DESCRIPTION OF MINERAL PROPERTIES

The following is a description of the Company’s most advanced mineral properties.  As of this date, the Ixhuatán Project is the Company’s primary asset and the most advanced project within its portfolio of properties.  A technical report on the Ixhuatán Project, as defined in National Instrument 43-101, was filed on SEDAR on January 13, 2006.   On June 14, 2006, the results of an independent resource calculation on Ixhuatán’s Campamento Deposit, compliant with National Instrument 43-101, were announced by the Company and a Technical Report was filed on SEDAR on July 7, 2006.

The Company’s other mineral properties are less advanced and the Company has no immediate plans to carry out significant exploration programs on these properties.  The Company does not plan to complete technical reports on these properties until they are considered, by the Company, to be material.

4.1

Ixhuatán Project, Mexico

Property description and location

Linear owns 100% of the mineral rights on four contiguous exploration concessions covering 98,044 hectares representing the Ixhuatán Project in northern Chiapas State, Mexico. The majority of the surface rights to the Ixhuatán concessions are controlled by various ejidos (government created local farm communities) and private owners.  An agreement was signed with the local community holding surface rights to the Campamento Deposit as well as significant other surface lands within the company’s concession. The agreement grants access rights to drilling for a period of three years covering all areas within the terrain of the community. In addition, agreements have been reached with 19 additional surrounding communities granting access for exploration activities.

The Ixhuatán Project is located immediately southwest of the Santa Fe mine owned by Minera Frisco. The project is accessible by unimproved roads running five kilometres east of the town of Rayon, Chiapas. Rayon is situated two hours south of Villahermosa, Tabasco, on an all-season federal highway 195.  Access within the property is difficult and attained primarily through trails and small dirt roads. The area is one of dense tropical vegetation, covered by thick soils, rugged topography with incised rivers, making travel difficult. Maximum elevation in the general area is 2,470 metres above sea level.

All required environmental permits for the project have been acquired and to date all the conditions of grant have been adhered to. Under terms of the environmental drilling permit, any significant disruption to the land surface caused by drilling activities must be reclaimed.

Linear Gold Corp

Annual Information Form

History

The Ixhuatán property was acquired by Linear Gold Mexico in 2000, following completion of a stream sediment geochemical orientation study carried out in the northern part of Chiapas.  The study covered an area in the general proximity of the Santa Fe poly-metallic deposits, a former gold, silver and copper producer.

The Santa Fe/La Victoria gold deposits are located to the immediate east-northeast of Linear’s Ixhuatán property. Property boundaries are common. Physiographically the area is underlain by the Chiapas Northern Range and Chiapas Highlands geological sub-provinces. The original discovery was made during the later stages of the nineteenth century, and over the years Mexican, British and French mining companies have carried out limited mining activity in the area. The Santa Fe deposits have been mined since the beginning of the 20th century. Since that time, the deposits have been in the hands of different companies, both foreign as well as domestic and although no historical production records exist it is assumed that the richest surface ore shoots were exploited. The La Victoria deposits were discovered more recently and past records obtained by MIM suggests exploitation from 1966 to 1970. Minera Corzo, S.A. commenced operations in 1966 but soon ceased as a result of the company’s poor economic situation.

Geological Setting

As defined by Consejo de Recursos Minerales of Mexico (“CRM”), the Ixhuatán -Santa Fe regional area is underlain by folded sedimentary rocks intruded by Tertiary intrusive rocks of possible economic interest. Regionally, the Ixhuatán area is included within the Chiapas Fold and Fault Belt as defined by CRM. Within the Ixhuatán area a volcanic/plutonic igneous complex crosscuts the deformed underlying sedimentary basement.

Geological mapping by Linear personnel in the south-central portion of the property outlined a volcanic/plutonic complex of andesitic to syenitic porphyritic intrusive rocks, lahars, tuffs and volcaniclastic breccias of Pliocene age developed on  a sequence of Eocene-Pliocene aged carbonates, siltstones and sandstones. The volcanic sequence is intruded by Tertiary syenites, diorites and granodiorites. Mineralization appears to be related to a phase of hydrothermal alteration associated with multiple phases of the younger intrusive activity.

Exploration

Linear Gold has completed extensive stream sediment and soil, and rock sampling programs over the Ixhuatán property.  To date, 1871 stream sediment samples, 6229 soil samples and, 3874 rock samples have been collected.  This detailed surface sampling has outlined a series of gold and copper anomalies associated with the volcanic/plutonic complex of probable Pliocene age that trends northeast-southwest through the area. The precious and base metal anomalies are spread over a district that is roughly 4 kilometres by 5 kilometres in area. Detailed soil sampling has identified numerous gold and copper soil anomalous areas in excess of 400 metre x 400 metre. All of the anomalies, including the Campamento, Cerro la Mina, San Isidro, Caracol (formerly named Northern), Laguna Grande, Western, Laguna Chica, Central, and Cacate areas display unique alteration and mineralization characteristics typical of porphyry intrusive related districts.

Linear Gold Corp

Annual Information Form

Cacate
Caracol
Western
Central
Cerro la Mina
Campamento
San Isidro
Laguna Chica
Laguna Grande
491000 X
491500 X
492000 X
492500 X
493000 X
493500 X
494000 X
494500 X
495000 X
495500 X
1912500 Y
1912000 Y
1911500 Y
1911000 Y
1910500 Y
1910000 Y
1909500 Y
1909000 Y
1908500 Y
1908000 Y
1907500 Y
1907000 Y
1906500 Y

Soil Samples > 100 ppb Gold at Ixhuatán.  Grid lines every 500 metres.

Drilling

Linear Gold initiated a drilling program beginning in early 2004 and this drilling program has continued without interruption through March, 2007. As of March 31, 2007, Linear had completed approximately 43,000 metres of drilling in 198 drill holes.

Early stage drilling focused on the San Isidro (holes IX-01-04, 06), Buenos Aires (Hole IX-05), Cerro la Mina (Hole IX-07) and Central (Hole IX-08) anomalies before making the first significant gold discovery at the Campamento Zone with Hole IX-09.  Drilling subsequently focused on the Campamento Zone and has extended to the Cerro la Mina, Caracol, Laguna Grande and Laguna Chica areas.  A summary of these individual areas and drill result highlights is included in this AIF under Section 4.2 Ixhuatán Project – Individual Zones.

Sampling and Analysis

All core samples have been split in half using a saw, hydraulic splitter or manually and samples are taken on continuous two metre intervals. Samples and embedded internal and commercial standards are shipped by air freight to ALS Chemex labs in Guadalajara, Mexico where gold is analyzed by 30 or 50 gram digestion Fire Assay-AA finish with samples greater than 10 grams per tonne of gold by gravimetric finish. Silver and base metals are analyzed by Induction Coupled Plasma spectrometry (ICP). A number of check analyses have been performed both on pulps and bulk reject material from the drilling at both ALS Chemex and BSI Inspectorate Labs of Reno, Nevada. Review of assays from internal standards and check assays has verified the quality of the analytical results.

Linear Gold Corp

Annual Information Form

Mineral Resource and Mineral Reserves Estimates

In June 2006, a gold and silver resource estimate on the Campamento Deposit, within the Ixhuatán Project, was completed by Gary Giroux, P. Eng of Giroux Consultants of Vancouver and is compliant with the requirements of National Instrument 43-101. The estimate is based on 94 diamond drill holes completed in the Campamento area by Linear Gold during the period May 2004-April 2006, and includes results through the upper part of drill hole IX-101. A total of five gold assays were capped at 45 g Au/t before forming five metre composites.  The resource was estimated using ordinary kriging into blocks 10 x 10 x 5 metres in size.  Bulk density was established for each block by inverse distance squared interpolation. The results of the estimate are as follows, based on a series of different cut-off grades:

Measured + Indicated
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	17,560,000	1.8	7.8	1,041,000	4,400,000
1.00	9,370,000	2.8	11.5	852,000	3,460,000
1.50	5,530,000	4.0	15.9	702,000	2,820,000
2.00	3,820,000	5.0	19.7	609,000	2,420,000

Inferred
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	21,750,000	1.0	3.2	703,000	2,260,000
1.00	7,130,000	1.6	4.0	374,000	920,000
1.50	2,470,000	2.4	4.5	191,000	360,000
2.00	1,186,000	3.2	5.1	121,000	190,000

The Measured + Indicated results include the following:

Measured
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	1,950,000	3.5	15.8	219,000	990,000
1.00	1,320,000	4.8	21.5	203,000	910,000
1.50	990,000	6.0	26.5	191,000	840,000
2.00	850,000	6.7	29.1	184,000	800,000

Indicated
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	15,620,000	1.6	6.8	823,000	3,410,000
1.00	8,050,000	2.5	9.8	648,000	2,550,000
1.50	4,540,000	3.5	13.5	512,000	1,980,000
2.00	2,970,000	4.5	17.0	425,000	1,620,000

Linear Gold Corp

Annual Information Form

Current Exploration Program

In addition to the Campamento Gold-Silver Deposit, drilling has or will be undertaken on the Cerro la Mina, Caracol (formerly named Northern), Laguna Grande, Western, Central, and Laguna Chica anomalies in order to determine the potential for other deposits within the project area.

Future Exploration and Development

Drilling will continue on the known anomalous zones at Ixhuatán in order to add more gold, copper and silver resources to the project. A regional reconnaissance exploration program continues on the remainder of the property which is designed to generate new drilling targets on the property.

4.2

Ixhuatán Project – Individual Zones

i) Campamento

The Campamento Zone is outlined on surface by high levels of gold in soils (100-9700 ppb Au) over an area of 500 metres by 350 metres and is part of a larger plus 100 ppb Au in soils anomaly which extends for 1600 metres through the Laguna Grande area. Through March of 2007, 21,335 metres of drilling was completed in 105 drill holes within the Campamento Zone.  Drilling to date indicates the mineralization appears to be associated with a broad, highly-fractured intersection of structures striking NW and NE and dipping sub-vertical. The highest grade gold mineralization is associated with zones of fracture-controlled calcite + clay +/- potassium feldspar veins. Mineralization has been traced for at least 400 metres along strike and up to 500 metres below surface.

In June 2006, an independent gold and silver resource estimate was completed on the Campamento Deposit based on 94 diamond drill holes completed in the Campamento area by Linear Gold during the period May 2004-April 2006, and including results through the upper part of drill hole IX-101 – See 4.1 Mineral Reserves and Mineral Resource Estimates.

492500 mE
492600 mE
908400 mN
908200 mN
IX-77
IX-100
IX-97
IX-102
IX-76
IX-16
IX-15, 84
IX-19
IX-88
IX-92, 93
IX-89, 91
IX-95, 96
IX-14
IX-51
IX-48
IX-55
IX-25, 71
IX-23
IX-78B
IX-12
IX-44
IX-09
IX-24
IX-21
IX-13
IX-11
IX-22, 38
IX-40
IX-79
IX-17
IX-47
IX-72
IX-81
IX-83
IX-20
IX-85
IX-27, 99
IX-69
IX-90b, 94
IX-41
IX-70B
IX-68
IX-46
IX-37, 39
IX-63
IX-82
IX-56
IX-86
IX-26, 45, 67
IX-62
IX-80
IX-28
IX-60
IX-98
IX-32, 34, 35
IX-101
IX-30
IX-74
IX-31, 36
IX-87
IX-59, 64, 66
IX-33
IX-29
IX-53
IX-18
IX-57
N
0
50
100
meters
Legend
andesitic agglomerate / pyroclastic breccia
andesitic tuff / flow
prophyry complex
Fracture zone projected to surface
Ore body (+1g/t) projected to surface
drill hole collar

Geologic Map of the Campamento Deposit with Drill Hole Locations

Linear Gold Corp

Annual Information Form

ii)  Cerro la Mina

During a second stage of drilling initiated in September of 2006, significant gold, copper, and molybdenum mineralization was discovered at Cerro la Mina.  Cerro la Mina is a prominent high standing area located 1.4 kilometres to the east of the Campamento deposit.  A high-sulfidation epithermal hydrothermal alteration consisting of alunite, dickite, quartz, pyrophyllite, and kaolinite is visible at the surface and affects a volcaniclastic sequence intruded by multiple phases of high level, quartz syenite and syenite intrusive rocks.  This thick lithocap of clay dominated alteration overprints extensive higher temperature potassic alteration that has been intersected at depth.  The potassic mineral assemblage consists of extensive biotite and potassium feldspar recrystallization that replaces the primary igneous textures.

Mineralization at Cerro la Mina has been intersected that extends from the surface to over 700 metres depth. Gold, copper, and molybdenum mineralization is hosted by both the high-temperature porphyry style potassic alteration assemblage and by the lower temperature high-sulfidation system.  Within the potassically altered rocks, chalcopyrite, pyrite, molybdenite, + bornite are disseminated through the k-feldspar and biotite altered groundmass along with clustered inclusions of magnetite.  Pyrite, chalcopyrite, and molybdenite veinlets are also present.  Mineralization within the advanced argillic alteration assemblage consists of disseminated pyrite, chalcopyrite, and molybdenite, and these sulfides commonly fill leached vuggy textures within the rock.  Chalcopyrite is often partially replaced by covellite and lesser enargite.

At Cerro la Mina, a gold-copper-molybdenum porphyry-type deposit is supported by the association of shallow-crustal intrusions into a volcanogenic sequence and by the presence of fracture controlled and disseminated gold, copper, and molybdenum mineralization hosted by a pervasive potassic alteration assemblage.

Drilling continues at Cerro la Mina, and currently 8,000 metres in 26 drill holes have been completed.  Drill hole composite highlights of mineralization from Cerro la Mina are as follows:

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Copper (%)	MoS2 (%)	AuEq* (g/t)	CuEq* (%)	Comments
IX-07	30	44	14	1.3					oxide
IXCM05-02	0	72	72	0.9					oxide

IXCM06-05	14	66	52	0.8	0.02	0.05			oxide
including	16	42	26	1.0	0.01	0.06			oxide
including	92	130.5	38.5	1.4	1.08	0.10			bottomed in mineralization
IXCM06-06	8	125.9	117.9	1.6	0.45	0.18			bottomed in mineralization
including	8	52	44	1.9	0.05	0.17			oxide
including	52	125.9	73.9	1.4	0.69	0.18			sulphide
including	70	90	20	1.7	0.96	0.21			oxide
IXCM06-07	84	92	8	1.0	0.19	0.06			sulphide
IXCM06-08	14	30	16	1.4	0.04	0.02			sulphide
	62	72	10	1.1	0.05	0.02			sulphide
	214	223.4	9.4	3.3	0.18	0.04			sulphide

Linear Gold Corp

Annual Information Form

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Copper (%)	MoS2 (%)	AuEq* (g/t)	CuEq* (%)	Comments
IXCM06-09	0	276.8	276.8	1.1	0.31	0.14			bottom in mineralization
	0	78	78	2.0	0.05	0.18			oxide
	78	276.8	198.8	0.8	0.41	0.12			sulphide
	80	152	72	1.2	0.69	0.22			sulphide
IXCM06-10	14	118	104	1.0	0.11	0.10
including	90	116	26	0.4	0.27	0.04			Cu enriched Au interval
including	60	102	42	1.7	0.15	0.23			MoS2 enriched Au interval
including	58	90	32	2.2	0.04	0.28			Au interval
and	264	301.14	37.14	0.3	0.09	0.05			bottomed in mineralization
IXCM06-16	60	80	20	0.6	0.04	0.03			oxide
and	108	601	494	0.5	0.28	0.04	1.1	0.54
including	108	532	424	0.5	0.30	0.05	1.1	0.57	sulphide
including	108	208	100	0.5	0.43	0.05	1.4	0.68	sulphide
including	408	532	124	0.7	0.32	0.05	1.4	0.69	sulphide
including	492	532	40	1.1	0.42	0.07	2.0	0.97	sulphide
IXCM07-19	58	276	218	0.7	0.13	0.06			mixed
including	98	242	144	0.8	0.04	0.07			oxide
including	188	242	54	1.0	0.03	0.06			oxide
including	242	276	34	0.6	0.60	0.05	1.8	0.90	sulphide
IXCM07-20	0	106	106	0.5	0.05	0.01			mixed
including	20	58	38	0.9	0.04	0.01			oxide
and	164	190	26	0.6	0.21	0.05	1.0	0.50	sulphide
and	338	760	422	0.6	0.25	0.01	1.1	0.57	sulphide
including	338	412	74	0.7	0.40	0.03	1.6	0.77	sulphide
including	526	712	186	0.7	0.22	0.00	1.2	0.58	sulphide
including	712	760	48	0.8	0.20	0.01	1.2	0.60	sulphide
and	794	800.1	6.1	0.5	0.15	0.01	0.7	0.37	sulphide
IXCM07-21	96	122	26	0.4	0.04	0.04			oxide
and	122	618	496	0.6	0.17	0.02	1.0	0.47	sulphide
including	122	156	34	1.1	0.40	0.04	1.9	0.93	sulphide
including	278	286	8	40.3	0.51	0.03	41.3	20.49	sulphide
including	314	392	78	0.8	0.20	0.03	1.3	0.62	sulphide
including	532	618	86	0.7	0.15	0.00	1.0	0.50	sulphide

IXCM07-23	238	260	22	0.1	0.16	0.00	0.5	0.23	sulphide

Linear Gold Corp

Annual Information Form

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Copper (%)	MoS2 (%)	AuEq* (g/t)	CuEq* (%)	Comments
IXCM07-24	0	12	12	0.4	0.02	0.00	0.5	0.24	oxide
and	204	310	106	0.4	0.12	0.02	0.6	0.29	sulphide
and	434	630.3	196.3	0.6	0.24	0.01	1.1	0.55	sulphide

IXCM07-25	226	278	52	0.7	0.62	0.03	2.0	0.98	sulphide

1.

Molybdenite  (MoS2%)  = Mo%  x 1.6681.

2.

Gold and copper equivalents are calculated using metal prices of US$425/oz for gold and US$1.25/lb for copper.  AuEq gpt = Au gpt + (Cu % x 27.56/13.66).   CuEq % = Cu % + (Au g/t x 13.66/27.56).   Gold and copper equivalents have not been adjusted for metallurgical recoveries.  MoS2 is not used in the calculation of gold and copper equivalents.

3.

Note: the true thicknesses of the intersections have not yet been determined; intervals in table are based on core lengths.

4.

Gold grades for this interval are capped at 7.0 grams per tonne to reduce the influence of the high-grade interval from 278 to 286 metres.

Regarding the use of gold and copper equivalents (AuEq and CuEq):

Gold and Copper equivalency or “AuEq” and “CuEq” is a method of expressing poly-metallic deposits by the grade of the primary mineralization in value.  As used here, gold and copper have been stated as part of the copper and gold equivalent grades.  AuEq and CuEq as used here are based on assumed metal prices of US$425/oz for gold and US$1.25/lb for copper.  MoS2 has not been included in the equivalent calculation.  Gold and copper equivalents have not been adjusted for metallurgical recoveries, and adjustments in the relative value of these metals can significantly change the AuEq and the CuEq.  AuEq and CuEq are provided for descriptive purposes only.

iii)  Caracol

At the Caracol prospect, an initial phase of drilling has been conducted that consists of 4035 metres cut by 19 drill holes.  The Caracol zone contains porphyry-related skarn hosted gold and copper mineralization that extends for more than 500 metres along an apparent strike.  A complex of porphyritic dikes, sills, and small plutons has intruded the underlying limestone basement in this area producing extensive areas of exoskarn and endoskarn alteration.  Gold, copper, and silver mineralization is closely tied to this high temperature alteration.

Highlights of the drilling program from the Caracol Zone are as follows:

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)
IXNA05-01	8	62	5	0.4	10.7	0.6
and	140	154	14	3.2	36.0	2.9
and	208	218	10	0.1	13.4	0.9
IXNA05-02	20	40	20	0.1	10.5	1.0
and	69.5	106.9	37.4	0.9	22.1	1.2
IXNA06-03	22	44	22	0	5.1	0.5
and	62	103	41	0.2	9.7	0.4
IXNA06-04	11.6	59.9	48.3	0.4	8.6	0.6
and	100.5	177.6	77.1	1.0	13.4	1.0
including	153.0	177.6	24.6	2.0	22.0	1.7
IXNA06-05	231.0	232.6	1.6	1.7	0.5	0

Linear Gold Corp

Annual Information Form

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)
IXNA06-06	20.5	39.9	19.4	1.9	28.6	1.1
and	32.0	39.9	7.9	3.8	48.4	2.0
IXNA06-07	32.9	40	7.1	1.0	12.8	1.0
IXNA06-08	20	100.4	80.4	0.1	2.0	0.2
IXNA06-09	62.3	62.9	0.6	11.0	1.3	0.1
IXNA06-10	52	226.5	174.5	0.2	3.0	0.3
and	94	119.8	25.8	0.2	6.4	0.5
IXNA06-11	24	70.2	46.2	0.2	4.8	0.4
IXNA06-12	36	44	8.0	0.4	5.1	0.5
IXNA06-13	16	89	73.0	0.1	2.5	0.2
and	142.7	252.4	109.7	0.5	6.5	0.5
including	221.8	252.4	30.6	1.0	14.3	1.0
IXNA06-14	20	109.5	89.5	0.2	4.1	0.4
including	37	80.5	43.5	0.2	4.6	0.4
and	257.5	265	7.5	0.4	9.2	0.7
IXNA06-15	12.6	36	23.4	0.2	6.6	0.4
including	23	36	13.0	0.2	9.4	0.6

iv)  Laguna Grande

The Laguna Grande area is located approximately 700 metres to the SW of the Campamento Deposit. The area is outlined by a broad NE striking gold in soil anomaly that exceeds 1.1 kilometres in length.  Through March of 2007, 3407 metres of drilling has been completed in 13 drill holes.

At Laguna Grande, structurally controlled fracture zones of gold and silver mineralization are hosted by a young volcaniclastic and epiclastic sequence that sits unconformably over the limestone basement.  Locally, the limestone basement is also mineralized.  Drilling continues at Laguna Grande.

Initial highlights of the drilling program at the Laguna Grande Zone are as follows:

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
IX-103	170	246	76	0.7	10.6
including	220	228	8	2.5	26.4
IX-104	64	80	16	2.2	9
and	114	132	18	3.5	3
including	120	122	2	25.3	14.4
and	152	156	4	2.9	9
and	164	166	2	2.6	4.4
and	186	188	2.2	2.2	6.5
IXLG-01	32	44	12	2.7	10.5
and	94	102	8	2.1	3.7
IXLG-02	178	184	6	1.2	16.6
and	202	204	2	8.8	33.1
IXLG-03	24	26	2.0	3.3	1.2
IXLG-04	122	124	2	1.7	1.7

Linear Gold Corp

Annual Information Form

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
and	134	140	6.0	1.1	18.4
IXLG-05	10	12	2.0	10.4	9.1
IXLG-06	138	140	2	1	3
and	150	160	10	0.7	4.5
and	174	176	2	2.1	5.2
IXLG-08	48	50	2	1.2	3.9
and	94	104	10	1.9	9
and	146	178	32	1	0.3
and	212	214	2	3	4.3
and	228	234.1	6.1	1.3	0.9
IXLG-09	12	16	4	1.3	0.1
and	28	84	56	1.5	1.7
including	28	54	26	2.8	3.3
including	28	34	6	7.8	6.3
IXLG-10	0	4	4	0.8	2.6
and	200	280	80	0.4	0.7
including	268	274	6	2.8	0.7

v)  Laguna Chica

The Laguna Chica area is outlined by a gold in soil anomaly located approximately 700 metres SE of the Campamento deposit.  A limited 8 hole drill program has been completed totaling 1379 metres.  High-grade fracture and stockwork hosted gold and silver zones were intersected at Laguna Chica, and these zones are exposed at the surface.

Initial highlights of the drilling program at the Laguna Chica Zone are as follows:

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)

IX-109	11.6	22	10.4	6	31.8
and	54	56	2	19.4	50
IX-111	16	30	14	0.5	13.4
and	36	38	2	20.6	10.4
and	60	62	2	7.4	16.7
IXLC-01	42	46	4	1.7	26.1
and	82	84	2	1.4	1.1
IXLC-02	4	26	22	10	7.6
including	20	26	6	30.8	14.9
IXLC-03	72	78	6	2.7	4.6
IXLC-05	94	96	2	1.1	0.8
and	112	132	20	1.9	6.5
including	120	130	10	3.4	10.0

Linear Gold Corp

Annual Information Form

5.0  DIVIDENDS

The Company has not paid cash dividends on its common shares and the Company does not anticipate paying any cash dividends until its financial position and earnings so permit.  For the foreseeable future, Linear’s cash resources will be used to evaluate existing properties, acquire new properties, and fund ongoing activities.

Although the Company has not paid cash dividends on its common shares, the Company completed a reorganization and distribution of its wholly owned subsidiary, Linear Metals, as a dividend-in-kind to shareholders of record on June 26, 2006.  The dividend-in-kind distribution to the Company’s shareholders was on the basis of eight units of Linear Metals for every ten shares of the Company.  Each unit consisted of one common share of Linear Metals and one-tenth warrant, with each full warrant entitling the holder to purchase one share of Linear Metals.

6.0  CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. At the date hereof a total of 27,517,980 common shares are issued and outstanding. No preferred shares are presently issued and outstanding.

6.1

Common Shares

Each common share carries one vote at all meetings of shareholders, participates ratably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of the Company available for distribution to holders of common shares in the event of the liquidation, dissolution or winding-up of the Company.

The holders of the common shares have no pre-emptive or conversion rights. All of the common shares outstanding are fully paid and non-assessable.

6.2

Preferred Shares

The preferred shares as a class rank senior to the common shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Company. Within the class, first preferred shares rank senior to second preferred shares.  Holders of preferred shares are not entitled to any voting rights as a class except as may be provided under the Canada Business Corporations Act. The holders of the preferred shares have no pre-emptive rights.

The preferred shares are issuable in one or more series, each consisting of such number of preferred shares as may be fixed by the Company’s directors. The Company’s directors may from time to time, by resolution passed before the issue of any preferred shares of any particular series, determine the designations, rights, privileges, restrictions and conditions attaching to the shares of each such series.

7.0  MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange (TSX) under the symbol “LRR”.

The price ranges and trading volumes of the Company’s common shares traded on the TSX during the year ended March 31, 2007 were as follows:

Linear Gold Corp

Annual Information Form

Month	High	Low	Volume

April 2006	$7.25	$5.82	1,899,562
May 2006	$7.07	$4.85	1,622,839
June 2006	$5.78	$4.58	940,835
July 2006	$5.69	$4.88	793,952
August 2006	$5.50	$4.42	703,330
September 2006	$4.85	$3.71	846,217
October 2006	$5.40	$3.26	1,949,293
November 2006	$7.20	$5.13	3,627,721
December 2006	$6.60	$5.50	1,086,937
January 2007	$6.65	$4.51	2,169,005
February 2007	$5.15	$4.53	2,747,358
March 2007	$4.78	$4.11	1,008,776

8.0  DIRECTORS AND OFFICERS

The following table sets forth the names and residences of the directors and officers of the Company, their position with the Company and their principal occupation for the past five years:

Name, Residence and Position With the Company	Principal Occupation	Director or Officer Since	Number of Shares Owned
Wade K. Dawe Nova Scotia, Canada President, CEO and Director	Chairman, President and Chief Executive Officer of the Company	February, 2000	1,279,119
Peter M. Dimmell (1) Newfoundland, Canada Director	Mineral Exploration Consultant	July, 1997	74,868
Kevin Flaherty (2) Alberta, Canada Director	Chief Executive Officer & Chairman of Celtic Minerals Ltd., Director or Carpathian Gold Inc., and Director of Keeper Resources Inc.	July, 2002	461,000
Derrick Gill (1)(2) Newfoundland, Canada Director	Executive Vice President & Director, Voisey’s Bay Nickel Company since September 1995	July, 2004	137,800
Dr. Michael Gross (1)(2) Nova Scotia, Canada Director	Orthopaedic Surgeon - QEII Health Sciences Centre; Medical Director QEII Health Sciences, Tissue Bank	July, 2002	1,136,100
Brian MacEachen Nova Scotia, Canada Vice President & CFO	Vice President and Chief Financial Officer of the Company	January, 2004	477,900

Linear Gold Corp

Annual Information Form

Philip F. Pyle Texas, USA Vice President, Business & Corporate Development	Vice President, Business & Corporate Development of the Company	September, 2003	97,000
David Rowe Colorado, USA Vice President, Exploration	Vice President, Exploration of the Company	February 2007	-
Daniel F. Gallivan Halifax, Nova Scotia Secretary	CEO of the law firm Cox & Palmer and Managing Partner of the Halifax office	February 2004	37,000

(1)

Member of the Company’s Compensation Committee

(2)

Member of the Company’s Audit Committee

(3)

Member of the Company’s Corporate Governance Committee

Each director is elected to hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed.

The Company’s directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,700,787 common shares, representing 13% of the issued and outstanding common shares of the Company.  In addition, the directors and executive officers of the Company as a group hold incentive stock options for the purchase of an aggregate of 1,785,000 common shares of the Company, which options are exercisable between $1.00 and $8.80 per common share and expire between July 2007 and April 2010.

Corporate Cease Trade Orders of Bankruptcies

To the knowledge of the Company, no director or executive officer of the Corporation is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

Insofar as certain directors of Linear also serve as directors of other resource companies, it is possible that certain opportunities may be offered to both Liner and to such other companies, and further that those companies may participate in the same opportunities in which Linear has an interest.

Linear Gold Corp

Annual Information Form

In exercising their powers and performing their functions, the directors are required to act honestly and in good faith and in the best interests of Linear and to exercise the care, due diligence and skill of a reasonably prudent person.

9.0

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., Purdy’s Wharf Tower II, 1969 Upper Water Street, Suite 2008, Halifax, Nova Scotia, B3J 3R7 acts as Linear’s transfer agent and registrar.

10.0

AUDIT COMMITTEE AND RELATED INFORMATION

The responsibilities and duties of the audit committee (the “Audit Committee”) of the board of directors of Linear are set out in the Audit Committee’s Charter (the “Charter”), the text of which is set forth in Appendix A to this AIF.

Composition

The Audit Committee is composed of Messrs. Derrick Gill (Chair), Kevin Flaherty, and Michael Gross.  The board of directors of Linear believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the board of directors of Linear to be “independent” and “financially literate” as such terms are defined under Multilateral Instrument 52-110 Audit Committees of the CSA. The board has made these determinations based on the education, professional qualifications and breadth and depth of experience of each member of the Committee.

The following is a description of the education and experience of each member of the Audit Committee that is, in addition to such member’s general business experience, relevant to the performance of his responsibilities as a member of the Audit Committee.

Mr. Derrick Gill is a graduate of the Memorial University of Newfoundland Business Administration program. Since 1996, he has held the positions of director and executive vice-president of Voisey's Bay Nickel Company Limited.  Mr. Gill was director and executive vice-president of Diamond Fields Resources Inc in 1995-96 and President of Bristol Communications Limited of St. John's from 1975 to 1995.  He joined Linear’s Board of Directors in 2004.

Mr. Kevin Flaherty holds an MBA in Finance and a B.A. in Economics from the University of Calgary.  Mr. Flaherty is the Chairman and CEO of Celtic Minerals Ltd. and serves as a director for both Carpathian Gold Inc. and Keeper Resources Inc.  He joined the Board of Directors of Linear in 2003.

Dr. Michael Gross has been a full professor of surgery at Dalhousie University in Halifax, Nova Scotia for the past 14 years and is also the Medical Director for the QE II Health Sciences Centre Tissue Bank, the largest comprehensive tissue bank in Canada.  Dr. Gross has served on the boards of directors of two publicly-traded companies. He joined Linear’s Board of Directors in 2002.

Pre-Approved Policies and Procedures

The policies and procedures adopted by the Audit Committee in respect of the engagement of Linear’s auditors in respect of non-audit services, being services other than audit services, are described in item 3 under the heading “Responsibilities” in the Charter.

Linear Gold Corp

Annual Information Form

Auditors’ Fees

The aggregate fees billed for professional services rendered by PricewaterhouseCoopers for the years ended March 31, 2007 and 2006 are as follows:

2007

2006

(CDN $)

(CDN $)

Audit and accounting fees

18,000

21,599

11.0

ADDITIONAL INFORMATION

Linear will provide, upon request to its Secretary at Suite 501, 2000 Barrington Street, Halifax, Nova Scotia, B3J 3K1, the following documents:

(i)

one copy of its Annual Information Form;

(ii)

one copy of its comparative financial statements for its year ended March 31, 2007 and auditor’s report thereon;

(iii)

one copy of the Company’s Information Circular for its most recent annual general meeting.

Additional information, including details as to the remuneration of directors and executive officers, principal holders of Linear’s shares, Linear’s stock option plan, and certain other matters is contained in the Company’s Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional information is provided in Linear’s consolidated financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2007.

Copies of Linear’s above-noted and other disclosure documents may also be examined and/or obtained through the Internet by accessing Linear’s website at www.lineargoldcorp.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Linear Gold Corp

Annual Information Form

APPENDIX A

Linear Gold Corp.

Audit Committee Charter

Purpose

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with policies and laws.  The committee will also be responsible for identifying principal risks of the business and ensuring appropriate risk management techniques are in place.

The Audit Committee charges management with developing and implementing procedures to:

▪

ensure internal controls are appropriately designed, implemented and monitored

▪

ensure reporting and disclosure of required information is complete, accurate, and timely.

The Audit Committee will make recommendations to the Board of Directors regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the committee’s responsibilities as described in the mandate.

Composition of Committee

The committee will be composed of 3 independent Directors from the Company’s Board of Directors.  Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the Company which, in the view of the Board of Directors, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation.  If, upon appointment, a member to the committee is not financially literate as required, the person will be provided a three-month period in which to achieve the desired level of literacy.

If any member loses either independent status, they will be required to resign from the committee within three months of becoming non-independent.  The Nominating Committee of the Board will be required to replace the member within that three-month time frame.  If it is the Chair of the Audit Committee that loses independent status, that person shall cease to be chair immediately and be replaced as chair by an existing member of the committee with the Nominating Committee being asked to replace this member within the three-month time frame.

Authority

The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties, and the Committee will set the compensation for such advisors.

The Committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement.  This extends to requiring the external auditor to report directly to the Audit Committee.

Linear Gold Corp

Annual Information Form

Responsibilities

1.

The Audit Committee will recommend to the Board of Directors:

a.

the external auditor to be nominated for purposes of preparing or issuing the auditor’s report or performing other audit, review or attest services for the Company.

b.

the Compensation of the external auditor.

2.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the Auditor’s Report or performing other review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Audit Committee will also ensure that the external auditor is in good standing with the Canadian Public Accountability Board (“CPAB”) and will enquire if there are any sanctions imposed by the CPAB on the external auditor.  The Audit Committee will also ensure that the external auditor meets the rotation requirements for partners and staff on the Company’s audit.

3.

The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.  The Audit Committee has delegated to the Chair of the committee the authority to pre-approve non –audit services up to an amount of $5,000, with such pre-approved services presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

a.

the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more than five percent of the total amount of fees paid by the Company and its subsidiaries to the external auditors during the fiscal year in which the services are provided;

b.

the Company or subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c.

the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by the Chair of the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

4.

The Audit Committee will review and discuss with management and the external auditors the annual audited financial statements, including discussion of material transactions with related parties, accounting policies, as well as the external auditors’ written communications to the Committee and to management.

Linear Gold Corp

Annual Information Form

5.

The Audit Committee reviews the Company’s financial statements, MD&A as well as annual and interim earnings press releases and recommends such to the Board.  This is prior to public disclosure of such information.

6.

The Audit Committee ensures that adequate procedures are in place for the review of financial information extracted or derived from the Company’s financial statements, contained in the Company’s other public disclosures and must periodically assesses the adequacy of those procedures.

7.

The Audit Committee establishes procedures for:

a.

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

8.

The Audit Committee reviews and approves the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.  The Committee will ensure that the policies prohibiting hiring of any partners, employees and former partners and employees of the present and former external auditor of the Company, until the passage of three years subsequent to the date of their last employment by the present or former external auditor of the Company, are in compliance with legal requirements including Multi-National Instrument 52-110.

9.

The Audit Committee will, with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument52-109.

10.

The Audit Committee will undertake a process to identify the principal risks of the business and ensure appropriate risk management techniques are in place.  This will involve enquiry of management regarding how risks are managed.

11.

The Audit Committee will review and oversee related party transactions ensuring compliance with Section 120 of the Canada Business Corporation Act and the policies of all Exchanges on which the Company’s shares are traded.

Reporting

The reporting obligations of the Committee will include:

▪

Report to the Board on the proceedings of each Audit Committee meeting and on the Audit Committee’s recommendations at the next regularly scheduled Board meeting.

▪

Review the disclosure required in the Company’s Annual Information Form as Form 52-110FI.

Meetings

The Committee will meet at least four times per year and at least once every fiscal quarter.  Meetings may also be convened at the request of the external auditor.

Linear Gold Corp

Annual Information Form